UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of December 2014

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated December 1, 2014 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated: December 1, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors November sales at 41,720 nos.

Mumbai, December 1, 2014:Tata Motors' total sales (including exports) of Tata commercial and passenger vehicles in November 2014 were 41,720 vehicles, a growth of 2% over 40,863 vehicles sold in November 2013. The company's domestic sales of Tata commercial and passenger vehicles for November 2014 at 37,427 nos., remained flat. While market continues to remain challenged by macroeconomic trends, segments such as M&HCV showed a 39% growth year-on-year. Other segments such as the Sedans continue to show positive growth due to the all-new Zest and Exports have grown in November 2014 by 17%, over last year.

Cumulative sales (including exports) for the company for the fiscal are 321,252 nos., lower by 19% over 397,243 nos., sold last year.

Passenger Vehicles

In November 2014, Tata Motors passenger vehicles recorded a growth of 16%, compared to 10,376 nos., sold in November 2013.

The trend of growth in passenger vehicles continued - with the strong Zest and Nano sales. While the sales of the passenger cars in November 2014 were at 10,286 nos., higher by 30% over 7,910 sold in November 2013, the UV sales declined by 30%.

Cumulative sales of all passenger vehicles in the domestic market for the fiscal are 80,187 nos., lower by 15% over last year.

Commercial Vehicles

The company's sales of commercial vehicles in November 2014 in the domestic market were 25,406 nos., a 5% decline compared to 26,816 vehicles sold in November last year. LCV sales were 15,954 nos., a decline of 20% over November last year, while M&HCV sales continued to show growth at 9,452 nos., which is higher by 39%, over November last year.

Cumulative sales of commercial vehicles in the domestic market for the fiscal was 208,397 nos., lower by 23% over last year. Cumulative LCV sales was 132,120 nos., a decline of 33% over last year, while M&HCV sales at 67,931 nos., were higher by 8%, over last year.

Exports

The company's sales from exports were 4,293 nos. in November 2014, grew by 17% compared to 3,671 vehicles in November last year. The cumulative sales from exports for the fiscal at 32,668 nos., was lower by 2% over 33,418 nos., over last year.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.